Exhibit 12.01

Oklahoma Gas and Electric Company

SEC Method of

Ratio of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Six Months Ended
	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	June 30, 2005

Earnings:
Pre-tax income	$222,734,126	$190,631,943	$197,572,191	$175,604,686	$160,634,550	$40,184,936

Add Fixed Charges	52,948,444	49,953,948	44,577,061	42,582,265	42,234,286	22,207,136

Subtotal	275,682,570	240,585,891	242,149,252	218,186,951	202,868,836	62,392,072

Subtract:
Allowance for funds used during construction	2,229,277	707,822	905,189	538,624	1,661,732	1,320,238

Total Earnings	273,453,293	239,878,069	241,244,063	217,648,327	201,207,104	61,071,834

Fixed Charges:
Long-term debt interest expense	45,857,811	42,256,284	38,171,798	36,899,911	36,890,073	19,843,682
Other interest expense	3,151,243	4,438,997	3,044,837	2,443,702	2,246,574	870,321
Calculated interest on leased property	3,939,390	3,258,667	3,360,426	3,238,652	3,097,639	1,493,133

Total Fixed Charges	$52,948,444	$49,953,948	$44,577,061	$42,582,265	$42,234,286	$22,207,136

Ratio of Earnings to Fixed Charges	5.16	4.80	5.41	5.11	4.76	2.75